UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K and Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-257470), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

 Borqs Technologies, Inc. (the “Company”), today announced that the Company received written notification from the Nasdaq Stock Market LLC (“Nasdaq”) on October 28, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq and that the Company’s listed securities did not maintain a minimum market value of listed securities of $35 million (“MVLS”) for a period of 30 consecutive business days and that the Company did not meet the MVLS requirement set forth in Nasdaq Listing Rule 5550(b)(2) for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's ordinary shares for the 30 consecutive business days from September 16, 2022 to October 27, 2022, the Company no longer meets the minimum bid price requirement.

To regain compliance under Nasdaq Listing Rule 5550(a)(2), the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event the Company does not regain compliance by April 26, 2023, the Company may be eligible for additional time to regain compliance with the minimum bid price requirement and MLVS requirement or may face delisting. If during any compliance period the ordinary shares have a closing bid price of $0.10 or less for 10 consecutive trading days, Nasdaq’s Listing Qualifications Department shall issue a Staff Delisting Determination regarding the minimum bid price requirement.

To regain compliance under Nasdaq Listing Rule 5550(b)(2), the Company’s MVLS must close at $35 million or more for a minimum of 10 consecutive business days for Nasdaq to provide the Company a written confirmation of compliance and the matter deemed closed. In the event the Company does not regain compliance with the MLVS requirement by April 26, 2023, the Company will receive written notification that its securities are subject to delisting.

The notification letters do not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rules 5810(c)(3)(A) and 5810(c)(3)(C), the Company has been provided 180 calendar days, or until April 26, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2) and 5550(b)(2).

The Company's business operations are not affected by the receipt of the notification letters. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

On November 3, 2022, the Company issued a press release entitled “Borqs Technologies Receives Nasdaq Deficiency Notification” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release dated November 3, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: November 3, 2022	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer